UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 5, 2016

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE
PORTAGE ANNOUNCES APPOINTMENT OF NEW DIRECTOR
Toronto, Ontario, August 5, 2016 – Portage Biotech Inc. ("Portage" or "the Company") (OTC: PTGEF, Canadian Securities Exchange: PBT.U), announces the appointment of Dr. Ian Walters as an independent Director of the Company and a member of our Audit and Compensation committee effective August 1, 2016. Portage now has six Directors.

Ian Walters, M.D., M.B.A. is an experienced life science entrepreneur who has helped found and launched several life science companies.  He is currently the founder and CEO of SalvaRx (LON: SALV) and iOx Therapeutics, a SalvaRx portfolio company.  He is also the Chief Medical Officer for Intensity Therapeutics.  Dr Walters has led drug development teams in several therapeutic areas and contributed to bringing 4 blockbuster products to market, including Opdivo®, Yervoy®, and Velcade®. While Dr. Walters worked at BMS, he managed physicians overseeing the international development of more than 8 oncology compounds as well as biomarker and companion diagnostic work.  He also was a core member of BMS's Strategic Transactions Group evaluating and executing licensing agreements, mergers and acquisitions, and clinical collaborations.    Before entering the private sector, Dr. Walters was a lead investigator at the Rockefeller University and initiated cutting edge immunology research to understand the mechanism of action of several compounds. Dr. Walters received his MD from the Albert Einstein College of Medicine and an MBA from the Wharton School of the University of Pennsylvania.
Dr Walters commented, "I am excited by the progress that Portage has made so far, and I am thrilled to guide the team as they begin to deliver on their current programs and evaluate new opportunities. "
Dr. Gregory Bailey, the Chairman commented, "Dr. Walters is great addition to the Portage board with his comprehensive background in medicine, business and drug development. He also has an extensive network in the biotech sector. It is my pleasure to welcome him to our team and look forward to his input as an independent director going forward."
About Portage:
Portage is engaged in the discovery and development of pharmaceutical and biotech products through clinical "proof of concept" with a focus on areas of unmet clinical need. Following proof of concept, Portage will seek to sell or license these products to large pharmaceutical or biotechnology companies for further development and commercialization.
Portage is seeking discovery and co-development partners with expertise in areas such as cancer, infectious disease, neurology and psychiatry in order to develop and commercialize its therapies. Portage has an interest in novel targeted therapies, stem cell therapies, and new indications for older marketed products that have been found to have novel patentable characteristics that bring new value to patients.
Portage looks to work with a wide range of partners in all phases of development. Collaboration with Portage may include direct funding of other companies or investing human capital from our extensive pool of talented scientists and physicians. Specifically, Portage invests sweat equity as well as, or instead of, capital. Portage's network of associated drug developers, financiers, scientists and physicians can provide substantial value for our partners by mitigating risks, designing clinical trials, providing regulatory expertise, and maximizing the rewards of clinical development.
Portage has two operating subsidiaries – Portage Pharmaceuticals Limited ("PPL"), which is wholly owned by Portage, and Biohaven Pharmaceutical Holding Company Limited ("Biohaven") in which Portage holds approximately 52% equity.  In addition, Portage holds an unconsolidated investment in Sentien Biotechnologies Inc. ( Sentien).

refer to our latest updates on all our operating group companies on our website at http://www.portagebiotech.com/images/pdf/Portage_Biotech_July_14th_Conference_Call_Transcript.pdf
Portage has recently filed its annual report and audited financial statements for the year ended March 31, 2016. These documents can be found at https://www.sec.gov/Archives/edgar/data/1095435/000139390516000989/0001393905-16-000989-index.htm  on EDGAR and at http://www.sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00008656 on SEDAR web sites.
For further information, contact Kam Shah, Chief Financial Officer, at (416) 929-1806.or ks@portagebiotech.com .or our web site www.portagebiotech.com
Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.